Bulldog Investors, LLC,250 Pehle Avenue, Suite 708,Saddle Brook, NJ 07663 //201-556-0092

May 26, 2015

Tiffany Posil
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:Hill International, Inc. Preliminary Proxy Statement (File No. 001-33961) Dear Ms. Posil:

	This letter responds to your comment letter dated May 19, 2015.
We appreciate the quick turnaround. Because time is of the essence, we have determined to file our definitive proxy materials today. However, be assured that we have carefully considered your comments and we will incorporate in our definitive proxy materials any changes we deemed advisable. The following responses correspond to the same number of your comment.

1.	Not applicable since we are not making another preliminary filing.

2.	Our communications with Hill management are described in a letter
	contained in an exhibit to our complaint which is referenced in our definitive proxy statement. See No. 3.

3.	The disclosure you asked us to make is misleading and unfair since
	only Hill management can disenfranchise its own stockholders because it controls the election machinery. In lieu of your proposed disclosure, we state:

There is a dispute between Hill management and us as to whether we are entitled to present our nominations or proposals at the Meeting. As a result, on May 14, 2015 we filed a Complaint in the Delaware Court of Chancery seeking an Order declaring that our director nominations and Proposals 3 and 4 may be presented at the Meeting. Our complaint and our May 7, 2015 letter to management regarding our proposals and nominations is available at http://www.bulldoginvestorsproxymaterials.com. Unless we prevail in this lawsuit, the green proxy card may only be counted toward a quorum and vote on Proposal 2.

4.	See No. 3.


5.	We intend to submit votes on Proposal 2 even if Proposals 1, 3 and 4
	will not be considered by shareholders at the 2015 annual meeting.

6.	We will revise as appropriate.

7.	We will revise as appropriate.

8.	The $25 million dollar figure was calculated based on data set forth
	in Hill's previous and current proxy statements. We do not believe it is necessary to state that in our proxy statement.

9.	We will revise as appropriate.

10.	We believe it is inappropriate to commit to any particular action our
	nominees will take with regard to the takeover offer until they are elected.

11.	We will revise as appropriate.

12.	We will revise as appropriate.

13.	We will revise as appropriate.

14.	We will revise as appropriate.

We respectfully decline to provide any statements that might limit our ability to vigorously defend against any lawsuit. Please contact me if you wish to discuss this matter.
							Very truly yours,

							/S/ Phillip Goldstein

							Phillip Goldstein
							Member